Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2 Date of Material Change

July 23, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on July 23, 2025 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

July 23, 2025

SCHEDULE “A”

DIGI POWER X ANNOUNCES CLOSING OF $15 MILLION REGISTERED DIRECT OFFERING OF COMMON STOCK

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

●	The offering was to a single new fundamental institutional investor
●	Cash position is now over U.S. $30 million with no debt

Miami, FL – July 23, 2025 – Digi Power X Inc. (“DGXX” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), a vertically integrated AI and digital infrastructure company, today announced the closing its previously announced registered direct offering of 4,807,693 shares of common stock (or pre-funded warrants in lieu thereof) at an offering price of U.S.$3.12 per share (the “Offering”), resulting in gross proceeds of approximately U.S.$15 million before deducting placement agent fees and other expenses payable by the Company. The closing of the Offering occurred on July 23, 2025.

The Offering was to a single new fundamental institutional investor, underscoring a growing interest in DGXX’s scalable AI infrastructure strategy, including its proprietary ARMS 200 Tier 3 modular data center platform and NeoCloud GPU-as-a-Service infrastructure.

The completion of the Offering resulted in DGXX holding over U.S.$30 million in cash and cash equivalents, with zero long-term debt on its balance sheet.

Titan Partners Group, a division of American Capital Partners (“Titan”), acted as the sole placement agent for the offering.

Key Highlights:

●	U.S.$15 million equity financing at U.S.$3.12 per share
●	The offering was to a new single fundamental institutional investor
●	Strengthened DGXX’s balance sheet to over U.S.$30 million in cash and cash equivalents and no long-term debt

Expected Use of Proceeds:

●	Expand deployment of NeoCloud Tier 3 AI infrastructure powered by NVIDIA B200 and B300 chips
●	Accelerate manufacturing and global distribution of ARMS 200 pods
●	Execute strategic joint ventures and PPA-backed energy deployments
●	Support operating runway and non-dilutive financing initiatives

Titan received a cash commission representing 7% of the gross proceeds from the Offering and 240,385 purchase warrants, with each warrant exercisable for one share at a price of US$3.588 per share commencing on January 17, 2026 and expiring on July 21, 2030.

The offering is being made pursuant to an effective shelf registration statement on Form F-10 (File No. 333-286520) previously filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2025, and declared effective on May 20, 2025. The prospectus supplement relating to the offering was filed with the SEC and is available on the SEC’s website at www.sec.gov. The Company also filed the prospectus supplement with the securities regulatory authorities in Canada. Copies of the prospectus supplement and the accompanying base prospectus relating to the offering may be obtained by contacting Titan Partners Group LLC, a division of American Capital Partners, LLC, 4 World Trade Center, 29th Floor, New York, NY 10007, by phone at (929) 833-1246 or by email at prospectus@titanpartnersgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Digi Power X

Digi Power X (NASDAQ: DGXX / TSXV: DGX), is a vertically integrated AI and energy infrastructure company. Digi Power X designs and deploys modular Tier 3 data centers through its ARMS (AI-Ready Modular Solution) platform and offers enterprise-grade GPU compute through its NeoCloud portal, leveraging advanced NVIDIA GPU technology and secured energy infrastructure.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Follow us on X: @DigipowerX

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the impact of the offering, potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company, or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; and other related risks as more fully set out in the Company’s annual report on Form 20-F for the year ended December 31, 2024 and other documents filed or furnished by the Company on SEDAR + and on the SEC’s EDGAR website at www.sedarplus.ca and www.SEC.gov/EDGAR, respectively. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the timing for, expected proceeds from and impact of the offering. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.